EXHIBIT 12

IOS CAPITAL, LLC

RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Fiscal Year Ended September 30,
	2002	2001	2000	1999	1998
Earnings
Net income	$102,389	$84,738	$79,416	$88,327	$63,122
Add:
Provision for income taxes	71,282	52,428	48,446	54,910	46,194
Fixed charges	149,580	159,800	151,822	121,531	115,699

Earnings, as adjusted (A)	$323,251	$296,966	$279,684	$264,768	$225,015

Fixed charges
Other interest expense, including interest on capital leases	$148,414	$159,138	$151,295	$120,917	$115,026
Estimated interest component of rental expense	1,166	662	527	614	673

Total fixed charges (B)	$149,580	$159,800	$151,822	$121,531	$115,699

Ratio of earnings to fixed charges (A) divided by (B)	2.2	1.9	1.8	2.2	1.9